FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 29, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Revs up its FinTech Business through Deal with Sistema Capital

September 29, 2017

Moscow, Russian Federation — MTS PJSC (“MTS” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces the aquisition of a 30% stake in the authorized share capital of Sistema Capital Management Company, LLC (Sistema Capital), one of the largest management companies in Russia in terms of collective investment volume, for RUB 356 mln. Concurrently, Sistema PJSFC, a publicly traded diversified Russian holding company and the largest shareholder of MTS, will contribute roughly RUB 513 mln to the authorized capital of Sistema Capital, thus, reducing its stake to 70%.

A s a result of the deal, the book value of Sistema Capital net assets will increase up to RUB 1 bln at the end of the third quarter of 2017.

Under the terms of transaction, MTS has gained a blocking stake of ownership, while actually holding 30% of the authorized capital in Sistema Capital.

Such cooperation will allow MTS to enrich its existing portfolio with contemporary investment products, as well as create an oppurtunity to draw assets from a wide range of investors to participate in equity and debt capital markets and manage its own funds and securities in a more efficient way. Moreover, the increase in the authorized share capital of Sistema Capital will raise its business attractiveness while managing funds of various investors such as institutions, non-state pension funds, mutual funds, insurance companies and private individuals.

Alexey Kornya, MTS Vice President, Finance, Investments and M&A, commented:

“Thanks to the strategic cooperation of MTS and MTS bank today there are more than 35 million people using MTS financial services.

Collaboration with Sistema Capital will boost the number of FinTech users among MTS subscribers and allow MTS to provide brand-new online investment products accessible from mobile devices with a yield exceeding bank deposit rates. In our turn, we will bring to the joint business our competence in assets and liabilities management. The strategic objective of the deal is to develop on investment management company of high quality focused on attracting private and institutional funds and on effective liquidity management of MTS Group.”

Earlier MTS received all neccessary regulatory and corporate approvals for the deal.

Sistema Capital is licensed to manage securities and assets of investment funds, unit investment funds and non-state pension funds. In 2016 the overall portfolio of Sistema Capital amounted to more than RUB 25 bln. According to Investfunds, Sistema Capital is the sixth largest company in Russia in terms of collective investments volume. As reported by the rating agency RAEX, the company is rated A+ “Highly reliable”. For more information please visit the website http://www.sistema-capital.com/.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: September 29, 2017